

ALLIED DOMECQ

FILING NUMBER: 82-878



01 February 2002

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
354
SECTION

SUPPL

AIR MAIL

Dear Sirs,

I enclose copies of announcements that have recently been made to the London Stock Exchange for your records.

Yours faithfully
Allied Domecq PLC

Steve Williams
Secretariat Assistant

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Encs.

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR
TELEPHONE 0117-978 5000 FACSIMILE 0117-978 5300
REGISTERED OFFICE AS ABOVE REGISTERED IN ENGLAND NUMBER 3771147



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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Dividend
Released	17:41 13 Dec 2001
RNS Number	6835O


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH, D.C. SECTION

RNS Number:6835O
Allied Domecq PLC
13 December 2001

DIVIDEND DETAILS
SECURITY TITLE
*ADR

MNEMONIC CODE	*61IR
SEDOL CODE	*2-020-062
DIVIDEND AMOUNT	*Info n/a
PROVISIONAL EX DATE	*02-01-02
RECORD DATE	*04-01-02
PAYMENT DATE	*13-02-02
NOTES *	

END

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	15:36 14 Dec 2001
RNS Number	7399O


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C.
354
SECTION

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under notifications dated 13 December 2001 that they disposed on that date of a total of 106,522 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of shares held by the Trust following these disposals is 19,008,199 shares.

The following executive directors are potential beneficiaries of the Trust although they were not connected with the transactions that took place on 13 December 2001:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

14 December 2001

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Result of Tender Offer
Released	07:00 20 Dec 2001
RNS Number	9975O


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH. D.C.
354
SECTION

RNS Number:9975O
Allied Domecq PLC
20 December 2001

Allied Domecq Espana, S.A. (a subsidiary of Allied Domecq PLC, "Allied Domecq") announces that its tender offer for Bodegas y Bebidas, S.A. ("Bodegas y Bebidas") has been successful, having received acceptances of 93.06%.

The settlement date for acceptances will be December 27, 2001.

As previously announced, upon conclusion of the Offer, Allied Domecq intends to de-list Bodegas y Bebidas from the Stock Exchange. Allied Domecq will apply for de-listing without a de-listing tender offer since it considers that the approved tender offer satisfies shareholders' interests, as evidenced by an independent valuation reviewed by the CNMV and incorporated into the offer documentation.

Philip Bowman, Allied Domecq's Chief Executive said:
"The acquisition of Bodegas y Bebidas is a further step towards the consolidation of Allied Domecq's position in the premium global wine market and represents a major addition to our international wine portfolio in Spain. We are delighted to have acquired the market leader, which fits so well with Allied Domecq's existing business, in a growing sector of the Spanish market."

For further information, please contact:

Jane Mussared	Allied Domecq	+44 78 8078 3532
Anthony Cardew	Cardew & Co.	+44 20 7930 0777
Meyrick Cox	Goldman Sachs	+44 20 7774 4652

END

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	18:20 21 Dec 2001
RNS Number	1707P



SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C. 354 SECTION

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above has advised under a notification dated 21 December 2001 that they allocated on that date of a total of 508,405 Ordinary shares of 25p each in Allied Domecq PLC.

These forfeitable shares were allocated in connection with awards made under the Allied Domecq PLC Deferred Bonus Plan on 6 November 2001.

The total number of unallocated ordinary shares held by the Trust is now 18,499,794 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust and are therefore interested in the unallocated shares.

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

21 December 2001

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RNS Full Text Announcement

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	18:21 21 Dec 2001
RNS Number	1708P


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH. D.C. SECTION

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 21 December 2001 that they disposed on that date of 1,356 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,498,438 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 21 December 2001:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

21 December 2001

Company website





RNS Full Text Announcement

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:04 7 Jan 2002
RNS Number	5973P


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C. 354 SECTION

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under notifications dated 4 January 2002 that they disposed on that date of a total of 15,945 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,482,493 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 4 January 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Deputy Company Secretary

7 January 2002

END

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	RTD Commercial Partnership
Released	07:00 18 Jan 2002
RNS Number	1688Q


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH. D.C.
354
SECTION

ALLIED DOMECQ AND MILLER BREWING FORM COMMERCIAL PARTNERSHIP TO LAUNCH RANGE OF ALTERNATIVE MALT BEVERAGES

New Ready-to-Drink (RTD) Malt Products Extend Leading Brands Into Fast-Growing Alternative Malt Beverage Market

January 18, 2002 (New York) – Allied Domecq PLC (LSE: ALLD.L) and Milwaukee-based Miller Brewing Company today announced a commercial partnership to introduce a range of new alternative malt beverages, the first two of which will be based on Allied Domecq's popular Stolichnaya vodka and Sauza tequila. These new drinks will reach U.S. adult consumers this spring through over 500,000 retail outlets serviced by Miller's nationwide distributor network. As the market develops, both parties will explore further opportunities utilizing the Allied Domecq portfolio of core spirits brands.

Philip Bowman, Allied Domecq's Chief Executive, said, "We will be the only player with a strong, premium brand presence across multiple categories of ready-to-drink malt beverages that legal-drinking-age consumers are demanding, thereby accelerating the fastest-growing segment of the industry. By leveraging Miller's production capabilities, its broad distribution system and strong sales and marketing organization, and capitalizing on the strong brand equity of our products -- beginning with Stolichnaya and Sauza - we are moving into this category in an innovative way." He added, "We intend to be a major player and we're confident our intent to establish leadership in this category will be met with enthusiasm and success. Our beverages will be a hit with adult consumers."

Miller's CEO, John Bowlin, said, "Allied's premium portfolio of brands represents a strong opportunity to provide our distributors and retailers a tremendous range of new tastes and choices to offer to consumers. I look forward to adding the Allied Domecq branded products to our portfolio in the company of leading brands Miller Lite, Miller High Life and Miller Genuine Draft."

Mr. Bowlin added, "Miller's distributors will have the benefit of developing and winning in the category with great brands that promise to create broad, established adult consumer appeal."

The new Stolichnaya and Sauza ready-to-drink malt beverage products will be produced and distributed by Miller in the U.S. and available to consumers in late spring. The companies will initially invest up to $50 million in development, launch activity and marketing of these trademarks.

Mr. Bowman continued, "Allied Domecq's portfolio of premium brands appeals to a diverse range of adult consumers and drinking occasions. Making these brands available as an alternative malt beverage will enable legal-drinking-age consumers to enjoy them in a wider range of occasions. Our research indicates a strong appeal with adult consumers for these new flavors in alternative malt beverages. We will support our brands with strong advertising and creative marketing for both on and off premise."

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About Allied Domecq

Allied Domecq Spirits & Wine North America, based in Westport, Conn., is a division of Allied Domecq PLC. Allied Domecq is a dynamic, marketing-led brands business, which operates globally in spirits and wine and quick service restaurants. Leading North American brands include Stolichnaya Vodkas, Sauza Tequilas, Canadian Club, Courvoisier, Maker's Mark, Beefeater Gin, Kahlua and Hiram Walker Liqueurs. More information on the company can be found at www.allieddomecq.com.

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About Miller Brewing Company

Miller Brewing Company is a wholly owned subsidiary of Philip Morris Companies Inc. Principal beer brands include Miller Lite, Miller Genuine Draft, Miller High Life, and Milwaukee's Best. Primary products from the Plank Road Brewery, a small division of Miller, include ICEHOUSE and Red Dog. Specialty regional brands include Leinenkugel's and Henry Weinhard's, and the company's malt liquor brands include Olde English 800 and Mickey's Malt Liquor. Miller also imports Foster's and brews Sharp's, a non-alcohol brew. More information is available at www.MillerBrewing.com, www.ThinkWhenYouDrink.com and www.MillerLite.com.

Company Contacts:

Allied Domecq North America
Chris Swonger
202-962-0551 (work)
202-744-7631 (cell)
chris_swonger@adsw.com

Miller Brewing Company
Molly Reilly
414-931-3888
reilly.molly@mbco.com

Glenn Wiener
PR21 for Allied Domecq North America

(212) 299-8982
glenn.wiener@pr21.com

Allied Domecq PLC.
Jane Mussared
(011) 44 -0 -7880 783532
jane.mussared@adsweu.com

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Trading Statement
Released	07:01 18 Jan 2002
RNS Number	1689Q


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH. D.C.
SECTION

18 January 2002

Allied Domecq Trading Statement

Allied Domecq announces that recent decisions by the Mexican tax authorities now enable future Mexican excise duty rebates to be predicted more accurately. An accelerated earnings benefit of £110 million is forecast for the year to August, 2002.

Allied Domecq continues to make progress. Today's announcement of the launch of a range of ready-to-drink products in the USA in conjunction with Miller Brewing marks the first tangible step of the accelerated brand development and innovation programme. This programme of revitalising the brand portfolio, innovation and targeted advertising and promotion is expected to build on our ability to deliver shareholder returns.

The first four months of Allied Domecq's financial year have been a challenging and uncertain period for the world economy as a whole. However, we still anticipate that underlying earnings for the first half of the year will be up to previous expectations, before the net benefit of the Mexican excise rebate and the costs of reducing stocks in the US supply chain.

Brand advertising and promotion continues to increase in line with the number of attractive investment opportunities available to the company. The acquisitions completed during the last year are being integrated successfully to plan and are enhancing earnings.

The economic slowdown in the USA has affected the spirits market which, coupled with continued aggressive competition, will hold back top-line performance. However, recent steps to address the challenges in the USA are expected to enhance Allied Domecq's competitive position. As announced last October, we anticipate that this year's trading profit will be reduced by some £20

million from further reducing stocks in the US supply chain.

A good Christmas in the UK resulted in December market share growth in major retailers for all Allied Domecq's key brands. The market share of Ballantine's and Beefeater continued to grow in Spain.

Quick Service Restaurants continues to make good progress with Dunkin' Donuts growing market share and Baskin-Robbins maintaining the momentum developed in 2001.

The interim results for the six months to end February 2002, will be announced on 29 April.

Media enquiries:
Jane Mussared, Director of Corporate Affairs
+44 (0) 117 978 8255
+44 (0) 7880 783 532

Anthony Cardew - Cardew & Co.
+44 (0) 20 7930 0777

Investor enquiries:
Peter Durman, Director of Investor Relations
+44 (0) 117 978 5753

END



Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:01 18 Jan 2002
RNS Number	2198Q

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under notifications dated 17 and 18 January 2002 that they disposed on those dates of a total of 6,380 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,476,113 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transactions that took place on 17 and 18 January 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

18 January 2002

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Company Allied Domecq PLC
TIDM ALLD
Headline Employee Trust
Released 15:16 24 Jan 2002
RNS Number 4705Q


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH. D.C.
SECTION

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 23 January 2002 that they disposed on that date of 1,655 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,474,458 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 23 January 2002:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Deputy Company Secretary

24 January 2002

END

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Company	Allied Domecq PLC
TIDM	ALLD
Headline	Directorate Change
Released	15:19 31 Jan 2002
RNS Number	8090Q

RNS Number:8090Q
Allied Domecq PLC
31 January 2002


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH. D.C.
354
SECTION

ALLIED DOMECQ PLC

The Board of Allied Domecq PLC announces today that Sir Christopher Hogg will be retiring as Non-Executive Chairman and as a Director on 31 March. He will be succeeded by Gerry Robinson who will join the Board, first as a Non-Executive Director, with effect from 1 February, 2002.

Sir Christopher, who is 65 years old, said "On 31 March I will have completed six years as Chairman and I told my Board colleagues some time ago that I wanted to retire at this stage. I am delighted that Gerry will be my successor and I am absolutely confident that, with him as Chairman, and Philip Bowman as Chief Executive, Allied Domecq will continue on its rejuvenated course."

For further information:

Media

Jane Mussared
Allied Domecq +44 (0)7880 783 532

Anthony Cardew
Cardew & Co +44 (0)20 7930 0777

Investor Relations

Peter Durman
Allied Domecq +44 (0)7771 974 817

END

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